Navios Maritime Acquisition Corporation
Announces Program for Enhanced Terms for
Exercise of Warrants to Purchase Common Stock
PIRAEUS, Greece, July 27, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA, NNA.WS, NNA.U) announced today that it is offering (the “Offer”) the holders of the 25,300,000 outstanding warrants issued in its initial public offering (“Public Warrants”) the limited time opportunity to acquire shares of common stock at a reduced exercise price.
The Offer is coupled with a consent solicitation accelerating Navios Maritime Holdings Inc.’s (“Navios Holdings”) ability to exercise certain warrants on terms identical to the Public Warrants. Under the terms of the Offer, Warrant holders may exercise Public Warrants (1) on a cash basis at an exercise price of $5.65 per share of Common Stock and (2) on a cashless basis, at an exchange rate of 4.25 Public Warrants for 1.0 share of Common Stock. A warrant holder may use one or both methods in exercising all or a portion of its Public Warrants.
The Offer has several conditions, including that at least (1) 75% of the Public Warrants outstanding (18,975,000 Public Warrants) are properly exercised and (2) that at least 15% of the Public Warrants outstanding (3,795,000 Public Warrants) are exercised on a cash basis. Both conditions, along with the other conditions, may be waived by Navios Acquisition at its discretion.
Upon consummation of the Offer, Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer, will exercise the warrants that they own for cash for aggregate gross proceeds of $78,167,750.
The Offer will commence on Tuesday, July 27, 2010 and continue for a period of twenty (20) business days, expiring on Monday, August 23, 2010 at 11:59 p.m., New York City time (the “Offer Period”). Upon termination of the Offer, the Public Warrants will expire according to their terms on June 25, 2013, subject to earlier redemption as outlined in terms of the Public Warrants.
The terms and conditions of the Offer are as set forth in the documentation distributed to record holders of the Public Warrants as of July 27, 2010. A copy of the offering document relating to the Offer may be obtained from Morrow & Co. LLC, the Information Agent for the offering. Morrow’s telephone number for banks and brokers is (203) 658-9400 and for all other security holders is (800) 662-5200. Please contact the Information Agent with any questions regarding the offering.
Navios Acquisition has retained S. Goldman Advisors LLC as dealer manager for the Offer.
Additional Information
Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the Offer as they contain important information: (1) the registration statement on Form F-3; and (2) the Schedule TO, in both cases including all documents incorporated by reference therein. These and any other documents relating to the Offer, when they are filed with the SEC, may be obtained at the SEC’s website at www.sec.gov, or from the Information Agent as noted above.
This announcement is for informational purposes only, and the foregoing reference to the offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Navios Acquisition or any of its subsidiaries. The Offer is not being made to holders of Public Warrants in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Navios Acquisition by the dealer manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
About Navios Maritime Acquisition Corporation
Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

Safe Harbor
This press release contains forward-looking statements concerning Navios Acquisition’s proposed Offer. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
info@navios-acquisition.com